Exhibit 99.1

NEWS RELEASE

NORTH AMERICAN ENERGY PARTNERS ANNOUNCES DIVESTITURE OF PIPELINE ASSETS

Edmonton, Alberta, November 19, 2012 - North American Energy Partners Inc. (“NAEP” or “the Company”) (TSX: NOA) (NYSE: NOA) today announced the sale of certain Pipeline related equipment, inventory and contracts for total cash consideration of approximately $16.25 million, subject to normal closing adjustments.

“After a thorough review, we have determined that the pipeline business is not consistent with our strategy and desired risk profile going forward,” said NAEP’s President and CEO, Martin Ferron.  “The proceeds from this transaction will help to further reduce debt and improve our balance sheet.”

The sale has an anticipated closing date of November 21, 2012 and is expected to result in net proceeds of approximately $15.4 million.  The net proceeds will be used to pay down the $25.7 million balance outstanding under the Company’s Term B facility.  The Company expects the transaction to result in a modest gain on sale of assets during the period ended December 31, 2012.

About North American Energy Partners

North American Energy Partners Inc. (www.naepi.ca) is one of the largest providers of heavy construction, mining, piling and pipeline services in Western Canada.  For more than 50 years, NAEP has provided services to large oil, natural gas and resource companies, with a principal focus on the Canadian oil sands. NAEP maintains one of the largest independently owned equipment fleets in the region.

Forward Looking Statements

This release contains forward-looking statements. Forward-looking statements include statements preceded by, followed by or that include the words "may", "could", "would", "should", "believe", "expect", "anticipate", "plan", "estimate", "target", "project", "intend", "continue", "further" or similar expressions. Actual results could differ materially from those contemplated by such forward-looking statements as a result of any number of factors and uncertainties, many of which are beyond our control. Important factors that could cause actual results to differ materially from those in forward-looking statements include success of business development efforts, changes in oil and gas prices, availability of a skilled labour force, internal controls, general economic conditions, terms of our debt instruments, exchange rate fluctuations, weather conditions, performance of our customers, access to equipment, changes in laws, and ability to execute transactions. Undue reliance should not be placed upon forward-looking statements and we undertake no obligation, other than as required by applicable law, to update or revise those statements.

NEWS RELEASE

For more complete information about us you should read our disclosure documents that we have filed with the SEC and the CSA. You may obtain these documents for free by visiting EDGAR on the SEC website at www.sec.gov or SEDAR on the CSA website at www.sedar.com.

For further information, please contact:

Kevin Rowand
Investor Relations
North American Energy Partners Inc.
Phone: (780) 969-5528
Fax: (780) 969-5599
Email: krowand@nacg.ca